Boxed, Inc.

451 Broadway

New York, NY 10013

December 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Nicholas Lamparski

Re:	Boxed, Inc.
Registration Statement on Form S-1
File No. 333-261823

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Boxed, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on December 30, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Eric Hanzich at (714) 755-8234.

Thank you for your assistance in this matter.

Very truly yours,

BOXED, Inc.

By:	/s/ Kevin Dell
Kevin Dell
General Counsel and Secretary

cc:	Chieh Huang, Boxed, Inc.
Mark Zimowski, Boxed, Inc.
Drew Capurro, Latham & Watkins LLP
Eric Hanzich, Latham & Watkins LLP